Exhibit 3.2

ATTACHMENT TO CERTIFICATE OF AMENDMENT

TO

THE AMENDED ARTICLES OF INCORPORATION

OF FIFTH THIRD BANCORP, AS AMENDED

WHEREAS, the Shareholders of Fifth Third Bancorp, an Ohio corporation, adopted at a meeting duly convened and held on April 16, 2019, and in accordance with Section 1701.71(A)(1) of the Ohio Revised Code, by the affirmative vote of the holders of at least two-thirds of the outstanding shares of Common Stock in attendance at such meeting or by proxy thereof, the following resolutions:

RESOLVED, that the total authorized number of shares appearing in Paragraph (A) of Article Fourth of the Amended Articles of Incorporation of Fifth Third Bancorp, as amended be, and hereby is, amended to read “Two Billion One Million (2,001,000,000) shares” as shown below:

“FOURTH:    (A)         The total authorized number of shares of the corporation is Two Billion One Million (2,001,000,000) shares, which shall be classified as follows:”

and that subsections (A)1) and (A)2) of Article Fourth shall remain unchanged; and

FURTHER RESOLVED, that Paragraph (A) of Article Fourth of the Amended Articles of Incorporation of Fifth Third Bancorp, as amended be, and it hereby is, further amended to add a new subsection (A)3) immediately following subsection (A)2) of Article Fourth that reads as follows:

“3) Five Hundred Thousand (500,000) shares of class B preferred stock, without par value (“Class B Preferred Stock”).

(a) With respect to all shares of Class B Preferred Stock of the corporation, the Board of Directors shall have the right to adopt amendments to these articles of incorporation in respect of any unissued or treasury shares of the Class B Preferred Stock and thereby fix or change: (1) dividend or distribution rights, which may be cumulative or noncumulative; at a specified rate amount, or proportion; with or without further participation rights; and in preference to, junior to, or on a parity in whole or in part with dividend or distribution rights of shares of any other class; (2) liquidation rights, preferences, and price; (3) redemption rights and price; (4) sinking fund requirements, which may require the corporation to provide a sinking fund out of earnings or otherwise for the purchase or redemption of the shares or for dividends or distributions on them; (5) voting rights, which may be full, limited, or denied, except as otherwise required by law; (6) pre-emptive rights, or the denial or limitation of them; (7) conversion rights; (8) restrictions on the issuance of shares; (9) rights of alteration of express terms; (10) the division of any class of shares into series; (11) the designation and authorized number of shares of each series; (12) any other relative, participating, optional, or other special rights and privileges of, and qualifications or restrictions on, the rights of holders of shares of any class or series of Class B Preferred Stock; provided however, that all shares of a series shall have express terms identical with those of other shares of the same series.

Upon the adoption of any amendment pursuant to the foregoing authority, a certificate containing a copy of the resolution adopting the amendment and a statement of the manner and basis or its adoption shall be signed and filed with the Secretary of State in accordance with Ohio law.”